FORM 5 ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McDonald,	Patrick	R.		Carbon Energy Corporation—CRB				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	1700 Broadway, Suite 1150						December, 2002		President, Chief Executive Officer

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than
	Denver,	CO	80290						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	2A.	Deemed Execution Date, if any (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
													(Instr. 3 and 4)
									Amount	(A) or (D)	Price

	Common Stock, no par value												70,000		I		Held by McDonald Energy, LLC(1)

	Common Stock, no par value												68,308		I		Held by CEC Resources Holdings, LLC(2)

	Common Stock, no par value		07/08/02				D		5,267	D	$9.65		24,733		D

	Common Stock, no par value												10,000(3)		D

	Common Stock, no par value												10,000(4)		D

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

											(A)	(D)		Date Exercisable	Expiration Date

Employee call option			$5.50											07/01/98	07/01/03

Employee call option			$4.25		07/08/02				D			20,000		07/22/99	07/21/02

Employee call option			$5.50											10/14/00	10/13/09

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	78,000				78,000		D

	Common Stock	0		$5.408		0

	Common Stock	70,000				70,000		D

Explanation of Responses:

(1)
Mr. McDonald is the sole member of McDonald Energy, LLC.
(2)
McDonald Energy, LLC has a 58.3% interest in CEC Resources Holdings, LLC. The number of shares shown represents the approximate pecuniary interest of Mr. McDonald and McDonald Energy, LLC in CEC Resources Holdings, LLC.
(3)
These shares are issued under a restricted stock plan and are subject to forfeiture until vested. One-third of these shares vest on each anniversary of the date of grant, commencing December 13, 2001.
(4)
These shares are issued under a restricted stock plan and are subject to forfeiture until vested. One-third of these shares vest on each anniversary of the date of grant, commencing March 1, 2003.

/s/ Patrick R. McDonald	February 14, 2003
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 09/03/2002